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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2001


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                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                 -----------------------------------------------


                                12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


               Form 20-F  X                          Form 40-F
                        -----                                 -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                                    No   X
                        -----                                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________


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                                 CELESTICA INC.
                                    FORM 6-K
                               MONTH OF JUNE 2001



Filed with this Form 6-K are the following:



         o Press release dated May 31, 2001 announcing an agreement to acquire all of the outstanding shares of Primetech Electronics Inc., the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference


         o Press release dated May 31, 2001 announcing that Celestica has entered into a strategic agreement with Sagem SA, the text of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference





EXHIBITS

99.1  - Press release dated May 31, 2001 concerning Primetech Electronics Inc.

99.2  - Press release dated May 31, 2001 concerning Sagem SA



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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                           CELESTICA INC.




Date: June 4, 2001               By: /s/ Elizabeth DelBianco
                                     -----------------------------------------
                                     Name:  Elizabeth DelBianco
                                     Title:  Vice President &  General Counsel




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                                  EXHIBIT INDEX


         EXHIBIT                            DESCRIPTION

         99.1 Press Release dated May 31, 2001 concerning Primetech Electronics Inc.

         99.2              Press Release dated May 31, 2001 concerning
                           Sagem SA




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